UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kun Run Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

04530W 20 9

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Asia, GP, LP

OrbiMed Advisors Limited

Samuel D. Isaly

767 Third Avenue

New York, NY 10017

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons OrbiMed Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) IA

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons OrbiMed Asia, GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) IA

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons OrbiMed Advisors Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons Samuel D. Isaly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,228,758 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,228,758 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,228,758 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Comprised of 5,228,758 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock of the Issuer on a 1:1 basis.

(2) The percentage reflects the percentage of the issued and outstanding Common Stock of the Issuer, assuming conversion of the shares of Series A Convertible Preferred Stock into shares of Common Stock.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Series A Preferred Stock , par value $0.001 (the “Shares”)  and underlying common stock, par value $0.001 into which the Shares are currently convertible on a 1:1 basis (the “Common Stock”)  of Kun Run Biotechnology, Inc. (the “Issuer”), a Nevada company with its principal executive offices located at Free Trade Zone, 168 Nanhai Avenue, Haikou City, Hainan Province, China 570216.

Item 2.	Identity and Background

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Asia, GP, LP, a limited partnership organized under the laws of the Cayman Islands, OrbiMed Advisors Limited, a corporation organized under the laws of the Cayman Islands, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) — (c)  OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients, one of which holds Shares and warrants exercisable for Shares (the “Warrants”) of the Issuer, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Asia, GP, LP is a company that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below.  OrbiMed Asia, GP, LP has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Advisors Limited is a company that acts as general partner to certain limited partnerships as more particularly described in Item 6 below.  OrbiMed Advisors Limited has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and OrbiMed Advisors Limited.

The directors and executive officers of OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and OrbiMed Advisors Limited are set forth on Schedules I, II and III, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)                    name;

(ii)                   business address (or residence address where indicated);

(iii)                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)                  citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2010 pursuant to the authority of OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and OrbiMed Advisors Limited under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Asia Partners, LP (“Caduceus”), as more particularly referred to in Item 6 below, caused this client to purchase 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares.

 As a result of the transactions described in this Item 3, and assuming conversion of the Shares into Common Stock and excluding the Shares issuable upon exercise of the Warrants, the Reporting Persons are beneficial owners of approximately 17.3% of the outstanding Common Stock of the Issuer on an as-converted basis.  Isaly, as the owner of a controlling interest in both OrbiMed Advisors LLC, OrbiMed Asia, GP, LP, and OrbiMed Advisors Limited, is the beneficial owner of approximately 17.3% of the outstanding Common Stock of the Issuer on an as-converted basis. OrbiMed Advisors LLC is the beneficial owner of approximately  17.3% of the outstanding Common Stock of the Issuer an as-converted basis, OrbiMed Asia, GP, LP is the beneficial owner of approximately 17.3% of such Common Stock an as-converted basis and OrbiMed Advisors Limited is the beneficial owner of approximately 17.3% of such Common Stock an as-converted basis.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer during the past 60 days.

Item 4.	Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Issuer, Caduceus and Mr. Xueyun Cui, the majority stockholder of the Issuer (the “Key Stockholder”), entered into a Voting Agreement  under the terms of which the Key Stockholder agreed to vote, or cause to be voted, at any meeting of stockholders of the Issuer or act by written consent of stockholders in lieu of a meeting, all shares of capital stock of the Issuer owned by the Key Stockholder in favor of, amongst other actions, the election to the Board of Directors of the Issuer of one person designated by Caduceus, who shall initially be Dr. Nancy Chang, and one independent member of the Board, so long as Caduceus holds at least five percent of the Issuer’s outstanding shares of Common Stock on an as-converted basis.  Dr. Chang is an employee of OrbiMed Advisors LLC.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Asia, GP, LP, OrbiMed Advisors Limited  and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, and assuming conversion of the Shares into Common Stock, such Shares constitute approximately 17.3% of the issued and outstanding Common Stock on an as-converted basis.  As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of OrbiMed Advisors LLC, the limited partnership agreement of OrbiMed Asia, GP, LP and his interest in OrbiMed Advisors Limited, a controlling interest in the outstanding company interests of each such entity.  As a result, Isaly, OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and OrbiMed Advisors Limited share power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Asia, GP, LP is the general partner of Caduceus, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as investment manager of OrbiMed Asia, GP, LP through OrbiMed Advisors Limited, pursuant to the terms of its investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and OrbiMed Advisors Limited have discretionary investment management authority with respect to the assets of these investment accounts. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus. The number of outstanding Shares of the Issuer attributable to Caduceus is 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares. OrbiMed Advisors LLC, pursuant to its authority under its investment advisory contracts with OrbiMed Asia, GP, LP, may be considered to hold indirectly 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares, OrbiMed Asia, GP, LP, pursuant to its authority under its investment advisory contract with Caduceus, may be considered to hold indirectly 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares, and OrbiMed Advisors Limited, as the general partner of OrbiMed Asia, GP, LP, may be considered to hold indirectly 5,228,758 Shares and Warrants exercisable for up to 1,568,627 Shares.

Item 7.	Material to be Filed as Exhibits
A. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia, GP, LP and Samuel D. Isaly

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2010

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Asia, GP, LP

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Advisors Limited

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title:

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors LLC
Michael Sheffery	Partner	Partner OrbiMed Advisors LLC
Carl L. Gordon	Partner	Partner OrbiMed Advisors LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors LLC
W. Carter Neild	Partner	Partner OrbiMed Advisors LLC
Geoff Hsu	Partner	Partner OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Asia, GP, LP are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Asia, GP, LP
Michael Sheffery	Partner	Partner OrbiMed Asia, GP, LP
Carl L. Gordon	Partner	Partner OrbiMed Asia, GP, LP
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Asia, GP, LP
Jonathan T. Silverstein	Partner	Partner OrbiMed Asia, GP, LP
W. Carter Neild	Partner	Partner OrbiMed Asia, GP, LP
Nancy Chang	Partner	Partner OrbiMed Asia, GP, LP
Jonathan Wang	Partner	Partner OrbiMed Asia, GP, LP
Arasun Limited Cayman Islands Corporation	Partner	Partner OrbiMed Asia, GP, LP
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Asia, GP, LP

Schedule III

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Director and Officer	Director and Officer OrbiMed Advisors Limited

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia, GP, LP, OrbiMed Advisors Limited and Samuel D. Isaly	A-1

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated May 10, 2010 (the “Schedule 13D”), with respect to the Series A Convertible Preferred Stock, $0.001 par value per share, of Kun Run Biotechnology, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10 day of May, 2010.

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Asia, GP, LP

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Partner

OrbiMed Advisors Limited

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title:

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

A-1